SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*


                           Palatin Technologies, Inc.
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   696077 30 4
                                 (CUSIP Number)


                   Stephen T. Wills, Chief Financial Officer
                           Palatin Technologies, Inc.
                         103 Carnegie Center, Suite 200
                               Princeton, NJ 08540
                                 (609) 520-1911
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 13, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                      13D                      PAGE 2 OF 5 PAGES
CUSIP No.  696077 30 4
________________________________________________________________________________

     1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

                                Carl Spana, Ph.D.
________________________________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
________________________________________________________________________________

     3)   SEC Use Only
________________________________________________________________________________

     4)   Source of Funds (See Instructions)    PF, OO
________________________________________________________________________________

     5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________

     6)   Citizenship or Place of Organization    United States of America
________________________________________________________________________________

Number of      (7)  Sole Voting Power         430,135
Shares         _________________________________________________________________
Beneficially
Owned by       (8)  Shared Voting Power         -0-
Each           _________________________________________________________________
Reporting
Person         (9)  Sole Dispositive Power    430,135
With           _________________________________________________________________

               (10) Shared Dispositive Power    -0-
________________________________________________________________________________

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 430,135 shares
________________________________________________________________________________

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________

     13)  Percent of Class Represented by Amount in Row (11)    5.2%
________________________________________________________________________________

     14)  Type of Reporting Person (See Instructions)    IN


________________________________________________________________________________

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                                      13D                      PAGE 3 OF 5 PAGES
ITEM 1. SECURITY AND ISSUER

     The title of the class of equity securities to which this statement relates is common stock, $0.01 par value per share, of Palatin Technologies, Inc. The name and address of the principal executive offices of the issuer are:

         Palatin Technologies, Inc.
         103 Carnegie Center, Suite 200
         Princeton, NJ 08540


ITEM 2. IDENTITY AND BACKGROUND

     (a)  Carl Spana, Ph.D.

     (b)  Palatin Technologies, Inc.
          103 Carnegie Center, Suite 200
          Princeton, NJ 08540

     (c) Interim chief executive officer, executive vice president, chief technology officer and director of Palatin Technologies, Inc., a development-stage medical technology company (business address listed in Item 2(b) above).

     (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the reporting person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On September 11, 1998, the issuer granted to the reporting person, as incentive compensation, an option to purchase 50,000 shares of the issuer's common stock, at an exercise price of $2.50 per share. That option is scheduled to vest as to 17,000 shares on September 11, 2000, at which time it will be fully vested. As a result of this scheduled vesting, the reporting person became the beneficial owner of more than 5% of the issuer's common stock as of July 13, 2000 (60 days before the scheduled vesting).

     The issuer has previously granted to the reporting person, as incentive compensation under various stock option plans and agreements, currently exercisable stock options to purchase an aggregate of 398,462 shares of the issuer's common stock at exercise prices ranging from $1.00 to $8.00 per share. Options to purchase an additional 25,500 shares of common stock at $4.875 per share will vest on July 8, 2001.

     The reporting person currently owns 3,000 outstanding shares of the issuer's common stock, purchased on the open market on January 10, 2000, using $12,506.25 of personal funds. The reporting person also owns 11,673 outstanding shares of the issuer's common stock, issued on conversion of preferred stock of RhoMed Incorporated, which the reporting person received as compensation for services relating to the financing and operations of RhoMed before it merged with and became a wholly-owned subsidiary of the issuer in 1996.

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                                      13D                      PAGE 4 OF 5 PAGES
ITEM 4. PURPOSE OF TRANSACTION

     The reporting person acquired the stock options described in Item 3 above as part of his compensation as an employee and executive officer of the issuer; acquired the 3,000 shares of outstanding common stock described in Item 3 above as a personal investment; and acquired the 11,673 shares of outstanding common stock described in Item 3 above as compensation for services to a privately-held company which merged with the issuer. The reporting person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The reporting person beneficially owns 430,135 shares of the common stock of the issuer, including 14,673 outstanding shares and options exercisable currently or within 60 days to purchase 415,462 shares. These 430,135 shares represent approximately 5.2% of the issuer's outstanding common stock.

     (b) The reporting person has sole power to vote, direct the vote of, dispose of, and direct the disposition of 430,135 shares of common stock. He does not have shared power with respect to any shares.

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                                      13D                      PAGE 5 OF 5 PAGES

     (c) In addition to the option vesting reported in Item 3 above, another common stock option which the issuer previously granted to the reporting person vested on July 8, 2000, as to 24,750 shares, exercisable at $4.875 per share. The reporting person has had no other transactions in the issuer's securities during the past sixty days.

     (d) No other person has rights with respect to the securities which the reporting person beneficially owns.

     (e)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The reporting person has options to purchase, currently or within 60 days, 415,462 shares of the issuer's common stock, granted under various stock option plans of and agreements with the issuer. The plans and agreements provide the terms for the grant, exercise, termination, expiration and adjustment of the options. These options are not transferable during the life of the reporting person. The reporting person may be required to notify the issuer of certain dispositions of the common stock underlying the options. Otherwise, the option terms do not include any restrictions or requirements relating to voting of any of the issuer's securities, finder's fees, joint ventures, loans, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

     Except as stated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person or persons with respect to any other securities of the issuer. None of the shares of common stock of the issuer which the reporting person beneficially owns are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, other than in connection with standard default and similar provisions in loan agreements.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  None


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2000


                                                   /s/ Carl Spana
                                                   ----------------------------
                                                   Carl Spana, Ph.D.